SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2
(Amendment No. 4)
Fisher Communications, Inc.
(Name of Issuer)
Common Stock, $1.25 par value
(Title of Class of Securities)
337756-20-9
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if none, Residence
Item 2(c) Citizenship
Item 2(d). Title of Class of Securities
Item 2(e) CUSIP Number
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certifications
SIGNATURE

CUSIP No.	337756-20-9	13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS DONALD G. GRAHAM, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		35,014

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		35,014

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	35,014

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13G
Item 1(a). Name of Issuer:
     This Schedule 13G relates to Fisher Communications, Inc., a Washington corporation (the “Company”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive offices are located at 100 Fourth Ave. N., Suite 510, Seattle, Washington 98109.
Item 2(a) Name of Person Filing:
     This Schedule 13G is being filed by Donald G. Graham, III.
Item 2(b) Address of Principal Business Office or, if none, Residence:
     The business address of the reporting person is 6410 NE Windermere Rd., Unit B, Seattle, Washington 98105.
Item 2(c) Citizenship:
     The reporting person is a U.S. citizen.
Item 2(d). Title of Class of Securities:
     This Schedule 13G relates to the Company’s common stock, $1.25 par value (the “Common Stock”).
Item 2(e) CUSIP Number.
     The CUSIP Number for the Company’s Common Stock is 337756-20-9.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)☐	An investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13-d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
     Not applicable.
Item 4. Ownership.
(a)	Amount beneficially owned: 35,014*

(b)	Percent of class: 0.4%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 35,014

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 35,014

(iv)	Shared power to dispose or to direct the disposition of: 0

*    Includes 18,572 shares that the reporting person received on November 28, 2008 as a pro rata distribution in connection with the liquidation of O.D. Fisher Investment Company, in which he held a minority interest. The reporting person no longer beneficially owns the shares that were previously reported to have been owned by the O.D. Fisher Investment Company.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.
Item 8. Identification and Classification of Members of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.
Item 10. Certifications.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: February 3, 2009

/s/ Donald G. Graham, Jr.
Signature

Donald G. Graham, Jr., as Attorney-in-Fact for Donald G. Graham,III Name/Title

LIMITED POWER OF ATTORNEY FOR
OWNERSHIP REPORTING OBLIGATIONS
     Know all by these presents, that the undersigned hereby makes, constitutes and appoints Donald G. Graham, Jr. as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:
     (1) prepare, execute, acknowledge, deliver and file statements on Schedule 13G (including amendments thereto) with respect to the securities of Fisher Communications Inc. (the “Company”) in accordance with Regulation 13D-G of the Securities Exchange Act of 1934, with the U.S. Securities and Exchange Commission (the “SEC”), any national securities exchanges and the Company, as considered necessary or advisable under the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”);
     (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such statements on Schedule 13G (including amendments thereto) and timely file such documents (including amendments thereto) with the SEC and any stock exchange or similar authority; and
     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned acknowledges that:
     (1) any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;
     (2) the attorney-in-fact does not assume any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, or any liability of the undersigned for any failure to comply with such requirements; and
     (3) this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Regulation 13D-G of the Exchange Act.
     The undersigned hereby gives and grants such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.
     This Limited Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file statements on Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to such attorney-in-fact.
     IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 28th day of January, 2009.

/s/ Donald G. Graham, III
Donald G. Graham, III